Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus dated
February 3, 2011
Registration Statement No. 333-170773

Kinder Morgan, Inc.

February 10, 2011

This free writing prospectus relates only to the shares of common stock described below and should be read together with the Preliminary Prospectus dated February 3, 2011 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-170773) relating to these securities.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.  To review a filed copy of the Registration Statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1506307/000104746911000448/a2201467zs-1a.htm

Issuer:	Kinder Morgan, Inc.

Symbol:	KMI

Common stock offered by the selling stockholders:	95,466,600 shares

Option to purchase additional shares of common stock:	Up to 14,319,990 additional shares

Common stock to be outstanding immediately after the offering:	95,466,600 shares (109,786,590 shares if the option to purchase additional shares of common stock is exercised in full)

Common stock into which outstanding shares of investor retained stock will be convertible immediately after the offering:	611,533,400 shares (597,213,410 shares if the option to purchase additional shares of common stock is exercised in full)

Common stock to be outstanding immediately after this offering on a fully-converted basis:	707,000,000 shares

Public offering price:	$30.00 per share

Voting power with respect to the election of directors:

Upon completion of the offering, the investor retained stock will represent approximately 86.7% of the voting power of all of the Issuer’s outstanding capital stock with respect to the election of directors. If the underwriters exercise in full their option to purchase additional shares of common stock, the aggregate voting power with respect to the election of directors of holders of the Issuer’s common stock purchased in the offering will increase from 13.3% to 15.3%, and the aggregate voting power of the investor retained stock will decrease accordingly.

Percentage of common stock on a fully-converted basis represented by the investor retained stock held by the Sponsor Investors immediately after the offering:	50.0% (48.0% if the option to purchase additional shares of common stock is exercised in full)

Trade Date:	February 11, 2011

Closing date:	February 16, 2011

CUSIP / ISIN:	49456B 101 / US49456B1017

Underwriters:

Goldman, Sachs & Co.
Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Madison Williams and Company LLC
Morgan Keegan & Company, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Simmons & Company International

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Barclays Capital Inc. toll-free at 1-888-603-5847.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.